UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District, Beijing 100080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/S/ LOUIS T. HSIEH
Name:	Louis T. Hsieh
Title:	President and Chief Financial Officer

Date: October 18, 2010

2

Exhibit Index

Exhibit 99.1 – Press Release

3

Exhibit 99.1

New Oriental Announces Results for the First Fiscal Quarter Ended August 31, 2010

Net Revenues Increased by 28.8% Year-Over-Year

Net Income Attributable to New Oriental Increased by 9.3% Year-Over-Year

Net Income Excluding Share-Based Compensation Expenses (non-GAAP) Increased by

10.8% Year-Over-Year

Beijing, October 18, 2010 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended August 31, 2010, which is the first quarter for New Oriental’s fiscal year 2011.

Highlights for the First Fiscal Quarter Ended August 31, 2010

•	Total net revenues increased by 28.8% year-over-year to US$192.3 million from US$149.4 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental increased by 9.3% year-over-year to US$62.4 million from US$57.1 million in the same period of the prior fiscal year.

•

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses, increased by 10.8% year-over-year to US$67.3 million from US$60.8 million in the same period of the prior fiscal year.

•

Income from operations increased by 8.2% year-over-year to US$65.9 million from US$60.9 million in the same period of the prior fiscal year. Non-GAAP income from operations, which excludes share-based compensation expenses, increased by 9.7% year-over-year to US$70.9 million from US$64.6 million in the same period of the prior fiscal year.

•

Basic and diluted net income attributable to New Oriental per ADS was US$1.64 and US$1.61, respectively. Non-GAAP basic and diluted net income per ADS attributable to New Oriental, which excludes share-based compensation expenses, was US$1.77 and US$1.73, respectively. Each ADS represents four common shares of the Company.

•

Total student enrollments in academic subjects tutoring and test preparation courses increased by 8.8% year-over-year to approximately 704,500 from approximately 647,500 in the same period of the prior fiscal year.

•

Total number of schools and learning centers increased to 402 in the quarter ended August 31, 2010, up from 367 in the previous quarter. We added a net of 2 new schools and 33 learning centers in the quarter to bring the total number of schools to 50 and the total number of learning centers to 352.

Financial and Student Enrollments Summary – First Quarter 2011

(US$ in thousands, except per ADS data, student enrollments and percentages)

	Q1 of FY2011	Q1 of FY2010	Pct. Change
Net revenues	192,308	149,364	28.8%
Net income attributable to New Oriental	62,361	57,066	9.3%
Non-GAAP net income attributable to New Oriental (1)	67,309	60,767	10.8%
Operating income	65,924	60,931	8.2%
Non-GAAP operating income (1)	70,872	64,632	9.7%
Net income per ADS attributable to New Oriental - basic (2)	1.64	1.52	8.2%
Net income per ADS attributable to New Oriental - diluted (2)	1.61	1.47	8.9%
Non-GAAP net income per ADS attributable to New Oriental - basic (1)(2)	1.77	1.61	9.7%
Non-GAAP net income per ADS attributable to New Oriental - diluted (1)(2)	1.73	1.57	10.4%
Total student enrollments in academic subjects tutoring and test preparation courses	704,500	647,500	8.8%

(1)	New Oriental provides net income attributable to New Oriental, operating income, and net income per ADS attributable to New Oriental on a Non-GAAP basis that excludes share-based compensation expenses to reflect meaningful supplemental information regarding its operating performance. For more information on these Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(2)	Each ADS represents four common shares.

The Company noted that this announcement is to be read in conjunction with the announcement of preliminary financial results for the first fiscal quarter of 2011 issued on September 24, 2010.

Michael Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “We delivered another quarter of solid revenue growth despite the challenges posed by the Shanghai World Expo. Our bottom line growth was moderate during the quarter due to active investments in hiring and training K-12 after school tutoring teachers and customer service personnel, and aggressive learning center expansion (from 222 to 402 facilities in the past two years). But this situation should be temporary as we shift our focus to increasing utilization rates in our existing facilities and more stringent cost control. As expected, with the winding down of the World Expo, we have seen a strong rebound in September, the first month of our second fiscal quarter, with enrollments up approximately 27% over the year ago period to approximately 198,000 and revenues up over 40% from the year ago period for the month.”

Mr. Yu continued, “We want to take this opportunity to clear up some misleading and erroneous market share information being disseminated by some of our competitors concerning our key business segments. New Oriental is the clear market leader in terms of both revenues and enrollments in each of our key business segments, K-12 after school tutoring, overseas test preparation and English language training:

•

K-12 All Subjects After School Tutoring Market: New Oriental is the clear #1 market leader in China, with the largest market share gains in the last year, in terms of both revenues (approximately US$139 million) and enrollments (approximately 860,000) in the last 12 months.

•

Overseas Test Preparation Market: New Oriental is the dominant market share leader in China in terms of both revenues (approximately US$124 million) and enrollments (approximately 272,000) in the last 12 months. This includes preparation for examinations such as TOEFL, IELTS, GRE, GMAT and SAT. The largest two categories in China are currently the TOEFL and IELTS preparation markets, where we are the clear market leader.

•	TOEFL: We have recorded revenues of approximately US$46 million and enrollments of approximately 100,000 in the last 12 months.

•	IELTS: We have recorded revenues of approximately US$33 million and enrollments of approximately 65,000 in the last 12 months.

•

English Language Market: New Oriental is the runaway #1 market leader in K-12 and adult English language training in China in terms of both revenues (approximately US$183 million) and enrollments (approximately 1,330,000) in the last 12 months.

Furthermore, we believe that New Oriental’s online education platform is the clear #1 market leader in China for kindergarten through college aged students, with over 6 million cumulative registered users and over 260,000 paid users in the last year.”

Louis T. Hsieh, New Oriental’s President and Chief Financial Officer, stated, “We successfully launched our middle and high-school computerized all-subjects testing assessment and learning system and Kids Chinese Writing, Math and Music-Art programs during the quarter. With the successful launch of these two important initiatives, New Oriental truly has built a very powerful, complete “education ecosystem” and “one stop shop” for students from kindergarten through college. We offer Chinese families a very attractive value proposition consisting of high quality instruction in the most extensive curriculum of subjects and test preparation courses in China in conveniently located facilities in a wide range of formats (from affordable large classes and online classes to premium 1-to-1 instruction). We also provide high quality, individualized customer service and study consulting services with a large selection of supplemental educational books and other study materials. In this way, New Oriental seeks to become the “one stop” trusted education partner for Chinese families with respect to their supplemental education needs that spans multiple years, decades and increasingly generations.”

Recent Developments

On August 24, 2010, the Company signed a definitive agreement to acquire 100% equity interest in Newave Education, the second largest K-12 English language school in Shanghai with 21 learning centers and over 40,000 student enrollments in the past year. Combining the #2 K-12 English language training school in Shanghai with the #1 K-12 after school tutoring school in Shanghai, New Oriental will further extend our market leading position in Shanghai with 63 schools and learning centers and over 105,000 K-12 after school tutoring enrollments in the last 12 months. Newave Education’s financial results will be consolidated with New Oriental’s results beginning from the fiscal quarter ending November 30, 2010.

Financial Results for the Fiscal Quarter Ended August 31, 2010

For the first quarter of fiscal year 2011, New Oriental reported net revenues of US$192.3 million, representing a 28.8% increase year-over-year.

Net revenues from educational programs and services for the first fiscal quarter were US$180.9 million, representing a 27.0% increase year-over-year. The growth was mainly driven by the increase in number of student enrollments in academic subjects tutoring and test preparation courses and higher average selling prices (ASPs) associated with students selecting more expensive, smaller class options. Total student enrollments in academic subjects tutoring and test preparation courses in the first quarter of fiscal year 2011 increased by 8.8% year-over-year to approximately 704,500 from approximately 647,500 in the same period of the prior fiscal year.

Operating costs and expenses for the quarter were US$126.4 million, a 42.9% increase year-over-year. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, for the quarter were US$121.4 million, a 43.3% increase year-over-year.

Cost of revenues for the quarter increased by 39.4% year-over-year to US$66.4 million, primarily due to the increased number of courses and the greater number of schools and learning centers in operation.

Selling and marketing expenses for the quarter increased by 50.5% year-over-year to US$23.3 million, primarily due to our promotion of newer service offerings and the addition of over 900 customer service representatives and marketing staff in the past year.

General and administrative expenses for the quarter increased by 44.9% year-over-year to US$36.6 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$31.9 million, a 46.2% increase year-over-year, primarily due to increased headcount as the Company expanded its network of schools and learning centers.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 33.7% to US$4.9 million in the first quarter of fiscal year 2011 from US$3.7 million in the same period of the prior fiscal year.

Income from operations for the quarter was US$65.9 million, an 8.2% increase from US$60.9 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$70.9 million, a 9.7% increase from US$64.6 million in the same period of the prior fiscal year.

Operating margin for the quarter was 34.3%, compared to 40.8% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 36.9%, compared to 43.3% in the same period of the prior fiscal year.

Net income attributable to New Oriental for the quarter was US$62.4 million, representing a 9.3% increase from the same period of the prior fiscal year. Basic and diluted net income per ADS attributable to New Oriental were US$1.64 and US$1.61, respectively.

Non-GAAP net income attributable to New Oriental for the quarter was US$67.3 million, representing a 10.8% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$1.77 and US$1.73, respectively.

Capital expenditures for the quarter were US$12.4 million, primarily used to add a net of 35 schools and learning centers.

As of August 31, 2010, New Oriental had cash and cash equivalents of US$293.3 million, as compared to US$281.1 million as of May 31, 2010. In addition, the Company had US$194.3 million in term deposits at the end of the quarter. Net operating cash flow for the first quarter of fiscal year 2011 was approximately US$79.8 million.

The deferred revenue balance, which is cash collected from registered students for courses and is recognized proportionally as revenue as the instructions are delivered, at the end of the first quarter of fiscal year 2011 was US$100.6 million, an increase of 73.6% as compared to US$57.9 million at the end of the first quarter of fiscal year 2010.

Outlook for Second Quarter of Fiscal Year 2011

New Oriental expects its total net revenues in the second quarter of fiscal year 2011 (September 1, 2010 to November 30, 2010) to be in the range of US$82.6 million to US$85.7 million, representing year-over-year growth in the range of 35% to 40%. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on October 18, 2010 U.S. Eastern Time (8 PM on October 18, 2010 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-857-350-1668
Hong Kong:	+852-3002-1672
UK:	+44-207-365-8426

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental earnings call.”

A replay of the conference call may be accessed by phone at the following number until October 25, 2010:

International:	+1-617-801-6888
Passcode:	48223366

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2011 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of August 31	As of May 31
	2010	2010
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	293,298	281,104
Restricted cash	626	582
Term deposits	194,288	137,905
Accounts receivable, net	2,071	1,922
Inventory	17,753	17,163
Deferred tax assets-Current	2,657	2,982
Prepaid expenses and other current assets	28,967	22,156

Total current assets	539,660	463,814

Property, plant and equipment, net	128,206	118,118
Land use right, net	3,394	3,403
Amounts due from related parties	397	396
Deferred tax assets	1,539	1,567
Long term deposit	3,881	3,664
Long term prepaid rent	3,115	1,851
Deposits for business acquisition	1,469	—
Intangible assets	773	787
Goodwill	2,828	2,818
Long term investment	2	2

Total assets	685,264	596,420

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable-trade	11,798	11,038
Accrued expenses and other current liabilities	63,891	44,838
Income tax payable	9,994	5,750
Amount due to related parties	—	14
Deferred revenue	100,611	107,065

Total current liabilities	186,294	168,705

Deferred tax liabilities	133	137

Total long-term liabilities	133	137

Total liabilities	186,427	168,842

Total New Oriental Education & Technology Group Inc. shareholders’ equity	498,978	427,567

Noncontrolling interests	(141)	11

Total equity	498,837	427,578

Total liabilities and equity	685,264	596,420

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2010	2009
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	180,881	142,421
Books and others	11,427	6,943

Total net revenues	192,308	149,364

Operating costs and expenses (note 1):
Cost of revenues	66,421	47,652
Selling and marketing	23,345	15,510
General and administrative	36,618	25,271

Total operating costs and expenses	126,384	88,433

Operating income	65,924	60,931

Other income, net	2,401	1,463
Provision (benefits) for income taxes	(6,116)	(5,566)
Less: Net income attributable to the noncontrolling interests	152	238

Net income attributable to New Oriental Education & Technology Group Inc.	62,361	57,066

Net income per share attributable to New Oriental-Basic	0.41	0.38

Net income per share attributable to New Oriental-Diluted	0.40	0.37

Net income per ADS attributable to New Oriental-Basic (note 2)	1.64	1.52

Net income per ADS attributable to New Oriental-Diluted (note 2)	1.61	1.47

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended August 31
	2010	2009
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	232	193
Selling and marketing	—	54
General and administrative	4,716	3,454

Total	4,948	3,701

Note 2: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Three Months Ended August 31
	2010	2009
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	36,618	25,271

Share-based compensation expense in general and administrative expenses	4,716	3,454
Non-GAAP general and administrative expenses	31,902	21,817

Total operating costs and expenses	126,384	88,433

Share-based compensation expenses	4,948	3,701

Non-GAAP operating costs and expenses	121,436	84,732

Operating income	65,924	60,931

Share-based compensation expenses	4,948	3,701

Non-GAAP operating income	70,872	64,632

Operating margin	34.3%	40.8%
Non-GAAP operating margin	36.9%	43.3%

Net income attributable to New Oriental	62,361	57,066

Share-based compensation expense	4,948	3,701

Non-GAAP net income	67,309	60,767

Net income per ADS attributable to New Oriental - Basic (note 1)	1.64	1.52
Net income per ADS attributable to New Oriental - Diluted (note 1)	1.61	1.47

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	1.77	1.61
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	1.73	1.57

Weighted average shares used in calculating basic net income per ADS (note 1)	152,089,469	150,592,959
Weighted average shares used in calculating diluted net income per ADS (note 1)	155,403,984	154,875,557

Note 1: Each ADS represents four common shares.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:	+86-10-6260-5566 x8203
Email:	zhaosisi@staff.neworiental.org

Mr. Henry Fraser

Beijing Brunswick Consultancy Ltd.

Tel: +86-10-6566-4156

Email:	hfraser@brunswickgroup.com

In the U.S.:

Ms. Kate Tellier

Brunswick Group LLC

Tel: +1-212 333 3810

Email:	ktellier@brunswickgroup.com